FEMSA to separate the roles of Chairman of the Board

and Chief Executive Officer

•	José Antonio Fernández Carbajal ratified as Executive Chairman of the Board
•	Carlos Salazar Lomelín named Chief Executive Officer of FEMSA, John Santa María to become Chief Executive Officer of Coca-Cola FEMSA

Monterrey, Mexico, October 24, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today that its Board of Directors agreed to separate the roles of Chairman of the Board and CEO, ratifying José Antonio Fernández Carbajal as Executive Chairman and naming Carlos Salazar Lomelín as the new Chief Executive Officer of FEMSA.

“During the past 12 years I have had the privilege of serving as both Chairman and CEO of FEMSA. However, given the growth in the size of our company and its expanding geographical footprint, as well as the complexity of our businesses and the industries where we participate as a Group, I proposed and the Board agreed to separate these roles. This will allow us to drive the growth and development of FEMSA with an even higher level of focus”, commented José Antonio Fernández Carbajal.

The objective is to provide even more focus on the responsibilities of each role, ensuring from the position of the Executive Chairman of the Board the proper functioning of the various levels of governance; the management of strategic relationships with key stakeholders such as partners, authorities and shareholders; a clear strategic path in alignment with FEMSA’s shareholders; the development and management of talent to ensure the sustainability of FEMSA into the future, and the adherence to the highest business and corporate governance practices, consistent with the values of our company.

For his part, the Chief Executive Officer will be able to direct all his efforts to the day-to-day stewardship of FEMSA’s businesses, leading and managing his senior team; proposing to the Board of Directors the short- and long-term plans and strategies; and developing the talent required to support growth and the necessary succession processes.

Carlos Salazar Lomelín becomes Chief Executive Officer of FEMSA after serving as CEO of Coca-Cola FEMSA for the past 14 years, and having built his entire highly successful business trajectory at FEMSA for 40 years.

As a result, the Board of Directors of Coca-Cola FEMSA has named John Santa María as Chief Executive Officer, replacing Carlos Salazar. John is currently Head of Coca-Cola FEMSA’s South America Division and he will assume his new responsibilities after 18 successful years with the company.

“I welcome this new responsibility convinced that these changes, just like the adjustments we constantly make throughout FEMSA, will be beneficial for our company and for everyone who is a part of it. And they will help us to better achieve our mission to create economic and social value for all our key stakeholders”, commented Carlos Salazar Lomelín.

These changes will become effective on January 1st, 2014.

Carlos Salazar Lomelín

FEMSA CEO

Carlos Salazar joined FEMSA in 1973 and he has held several senior management positions across the company, including as Head of Grafo Regia, Plásticos Técnicos Mexicanos, the International Division of FEMSA Cerveza , Commercial Planning at Grupo Visa, and CEO of FEMSA Cerveza. In 2000, he was appointed CEO of Coca-Cola FEMSA. He has served as President of the Comisión Siglo XXI in Monterrey and Executive Director of CINTERMEX. For several years he has been a professor in economics at Tecnológico de Monterrey and he is the current President of the Advisory Board of the Tec’s EGADE Business School. He holds a B.A. in Economics and a Masters in Business Administration from Monterrey Tec. He also has graduate studies in Economic Development in Italy and a Management Program from the IPADE in Mexico, among others.

John A. Santa María Otazua

COCA-COLA FEMSA CEO

John Santa María joined Coca-Cola FEMSA in 1995 as Chief Operating Officer for Mexico, a position he held until 2000. He has also served as Head of Strategic Planning, and Business and Commercial Development. John has been Chief Operating Officer for the South American Division of Coca-Cola FEMSA since 2011. Prior to his joining Coca-Cola FEMSA, John worked at other bottling companies in Mexico in areas such as Strategic Planning and General Management. He holds a Bachelor’s degree in Business and a MBA in Finance, both from the Southern Methodist University in Dallas, Texas.  John is a member of the Board of Directors of Compartamos Banco.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.

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